

August 25, 2021

John James
Chief Executive Officer
Fusion Acquisition Corp.
667 Madison Avenue, 5th Floor
New York, NY 10065

> **Re: Fusion Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 5, 2021**
> **File No. 333-255936**

Dear Mr. James:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-4

MoneyLion, Inc. Notes to Consolidated Financial Statements
4. Receivables, Allowance for Losses on Receivables and Credit Quality Information, page F-81

1. We note your response to comment 9 regarding your charge-off policy for the Credit Builder Plus ("CBP") secured personal loan program. Please address the items below.
    - Your response indicates that the foreclosure process is a "significant driver" of recoveries related to charged-off CBP loans. Tell us how you considered the guidance in ASC 310-10-35-32 in concluding that it is appropriate to charge off the entire secured loan balance when 90 days past due, rather than charging off only the balance in excess of the collateral value.
    - Tell us whether there are any legal restrictions on your ability to commence the

foreclosure process on defaulted CBP loans prior to 90 days past due or prior to fully charging off the loans. If there are no legal restrictions, tell us how you decided that you would only commence a foreclosure process on defaulted CBP loans once they are both deemed uncollectible and charged off.

- We note that you have had limited data regarding the probability of foreclosure recoveries for CBP loans because of its mid-2019 launch; however, since the CBP product has now been in place for two years, tell us whether you believe you have sufficient data to take into consideration the probability of foreclosure recoveries. If so, tell us how you plan to incorporate this information into your allowance and charge-off policies going forward.

- For each period presented, tell us (i) the gross amount of CBP loans for which you commenced foreclosure proceedings; (ii) the related dollar amount of collateral for these loans; and (iii) the gross amount of recoveries received pursuant to the foreclosure proceedings. In addition, since your response indicates that there could be differences in the foreclosure processes permitted by different state laws, to the extent that it is relevant and material, consider providing this analysis for each state in which you have a material amount of business (*e.g.*, Texas, California, Florida) if these states exhibit different trends.

You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance